1

2   IN THE CIRCUIT COURT FOR BALTIMORE COUNTY

3   MARYLAND

4   STILWELL ACTIVIST INVESTMENT

5   Plaintiff

6   VS.   Civil Docket

7   WHEELER REAL ESTATE   No. C-03-CV-19-000195

8   Defendant

9

10   OFFICIAL TRANSCRIPT OF PROCEEDINGS

11   MOTION TO DISMISS

12   Volume I of I

13   BALTIMORE COUNTY, MARYLAND

14   October 31, 2019

15   BEFORE:

16   THE HONORABLE H. PATRICK STRINGER, JUDGE

17

18   APPEARANCES:

19   For the Plaintiff:

20   Joel Sher, Esquire

21   Thomas Fleming, Esquire (pro hoc attorney)

22   For the Defendant:

23   Robert McFarland, Esquire

24   Transcribed from electronic recording by:

25   Paula J. Eliopoulos

```
 1                   PROCEEDINGS
 2           THE COURT:  I'm calling the case of
 3  Stilwell Activist Investments, LP versus Wheeler
 4  Real Estate Investment Trust, Inc.  Case number
 5  C-03-CV-19-000195.
 6           Counsel, could you please identify
 7  yourselves and spell your names for the record.
 8           MR. SHER:  Good morning, Your Honor.
 9  Joel Sher for Plaintiff.  S-h-e-r.  I'll introduce
10  my co-counsel who has been admitted pro hoc, Mr.
11  Thomas Fleming, F-l-e-m-i-n-g.
12           MR. FLEMING:  Good morning, Your
13  Honor.
14           THE COURT:  Good morning.
15           MR. SHER:  Thank you, Your Honor.
16           MR. MCFARLAND:  Good morning, Your
17  Honor, Robert McFarland, McGuire Woods for the
18  Defendant Wheeler Real Estate Investment Trust,
19  Inc.  That's Robert and McFarland, M-c, big
20  F-a-r-l-a-n-d.
21           THE COURT:  Good morning, everyone.
22           This is in on Defendant Wheeler Real
23  Estate's Motion to Dismiss the Complaint.
24           So, Mr. McFarland, I'll hear from you.
25           MR. MCFARLAND:  Thank you, Your Honor.
```

1   Your Honor, the Complaint was filed in

2   February of this year and it's essentially based

3   on what we say is an incorrect reading of Maryland

4   Statute 2 Section 513.

5   The Plaintiff, who is not simply the

6   largest shareholder of my client's real estate

7   investment trust, a publically traded trust, but

8   an activist investor who last year mounted a proxy

9   fight against the company and lost and is

10   currently involved in a proxy fight against the

11   company, including Joseph Stilwell has nominated

12   himself and two other people for the Board of

13   Directors. And that is something that will be

14   dealt with later on.

15   But the suit, Your Honor, follows a

16   request that we received --

17   THE COURT: When I read your memos, I

18   didn't see any argument that there was an improper

19   purpose for this request.

20   MR. MCFARLAND: I'm not saying

21   improper purpose. I'm just giving you background.

22   THE COURT: You're not going that

23   route?

24   MR. MCFARLAND: No. No.

25   THE COURT: Okay. Go ahead.

1   MR. MCFARLAND: I mean, I think, Your

2   Honor, one doesn't have to be a tremendous reader

3   of tea leaves to see that this information is

4   requested for likely a derivative suit that may

5   come down the road.

6   And if they file a derivative action

7   and it survives then we get into discovery and

8   some of these things may be relevant in discovery.

9   THE COURT: Well, that's sort of what

10   I was thinking. I'm wondering why we're doing

11   this, but go ahead.

12   MR. MCFARLAND: I don't know, Your

13   Honor, because the Statute is pretty clear to --

14   THE COURT: The Statute is not clear,

15   but go ahead.

16   MR. MCFARLAND: Well, 2-513, Your

17   Honor sets forth what we're obligated to provide.

18   THE COURT: Do you have a definition

19   of, what is it -- books of account?

20   MR. MCFARLAND: Yes, Your Honor.

21   THE COURT: You do?

22   MR. MCFARLAND: The best definition,

23   we've looked at all the dictionaries and whatnot

24   --

25   THE COURT: Do you have a case that

1   says, a Maryland case that says that?

2   MR. MCFARLAND: Unfortunately no, Your

3   Honor.

4   THE COURT: Does the Statute define

5   it?

6   MR. MCFARLAND: It doesn't define it

7   further, Your Honor.

8   THE COURT: All right. Then it's not

9   clear, so go ahead.

10   MR. MCFARLAND: But I think the best

11   definition, Your Honor, would be it's a general

12   ledger. Books of account is a general ledger, and

13   that's what was requested.

14   What's clear is when we look at the

15   request, the 13 requests here, including all of

16   the subparts -- and that was attached, Your Honor,

17   as Exhibit A to the Complaint and then Schedule A

18   to Exhibit A.

19   And I will say, Your Honor, much of

20   what is requested here is confidential proprietary

21   information that we don't give any shareholders.

22   It's not that we're picking out

23   Stilwell Activist, this is not public information

24   that goes to the shareholders. And particularly,

25   I mean --

         THE COURT: So you know what my

problem with that is, Mr. McFarland? This is here

on a Motion to Dismiss.

         MR. MCFARLAND: Right.

         THE COURT: And all I know is what's

alleged in the Complaint. And I don't know that

what you just said is a fact.

         So my problem with this is we're here

on a Motion to Dismiss.

         MR. MCFARLAND: Absolutely.

         THE COURT: And even though you might

be absolutely correct and it might change a

ruling, I don't know that at this point.

         MR. MCFARLAND: No, Your Honor. But

what we do know is, we look at the request, right.

That's what we're -- the request for information.

         THE COURT: Yeah.

         MR. MCFARLAND: We compare them to the

Statute.

         THE COURT: Right.

         MR. MCFARLAND: And so what is -- if

we look at the request, number 1, all materials

reviewed or considered by the Board or any

committee thereof in connection with the decision

to loan approximately 12 million dollars for the

1   Sea Turtle Project.

2   And a number of these relate to the

3   Sea Turtle Project.

4   THE COURT: Right.

5   MR. MCFARLAND: Whatever books of

6   account means, Your Honor, it doesn't encompass

7   specific financial analysis and documents. That's

8   -- I mean, the Court, you're right --

9   THE COURT: I don't know.

10   MR. MCFARLAND: --since the

11   Legislature didn't more fully define books of

12   account, I think the Court goes to common business

13   meaning.

14   And if you look in the business

15   dictionaries or even Merriam-Webster, books of

16   account comes out as --

17   THE COURT: See, we're not getting

18   anywhere. Because I can order that you produce

19   books of account, which you probably think you

20   already have.

21   My point is, I don't know whether

22   these are part of the books of account or not.

23   MR. MCFARLAND: Oh, I think the Court

24   can, as a matter of law, Your Honor, make the

25   determination that these are clearly not books of

 1   account.

 2   For example --

 3   THE COURT: You might be able to if

 4   there's some explanation of these documents. You

 5   know, everybody is referring -- you're referring

 6   to SEC filings. I don't know what they look like.

 7   MR. MCFARLAND: Right, Your Honor,

 8   but--

 9   THE COURT: Go ahead. Go ahead.

10   MR. MCFARLAND: So for example, Your

11   Honor, in addition to all of the financial

12   analysis they request, all materials reviewed or

13   considered by the Board or any -- this is number 6

14   -- or any committee thereof in connection with the

15   decision to terminate Mr. Wheeler.   That can't be

16   books of account.

17   THE COURT: You're probably right.

18   Nobody has gone down these one by one and analyzed

19   each one of the requests. You just kind of threw

20   it all up there against the wall, and I don't know

21   what -- nobody has really asked me to go over them

22   one by one.

23   MR. MCFARLAND: I think, Your Honor,

24   if we do that and we did that as a group--

25   THE COURT: You might have to, but go

1   ahead.

2   MR. MCFARLAND: --none of the 13

3   qualify.

4   Books of account can't mean specific

5   information about a claim brought against the

6   company. Similarly, books of account cannot

7   involve a personnel file or documents related to

8   the resignation of a woman who was an employee of

9   the company. That's just not books of account.

10   What Mr. Stilwell is asking here is

11   for this Court to go beyond the Statute 2 Section

12   513 and treat him differently than any other

13   shareholder, which we're not entitled to do and

14   can't do, and the Court shouldn't permit. This is

15   a fishing expedition. It's requesting documents

16   for other -- whatever purpose. And I'm not saying

17   improper.

18   THE COURT: Actually, I think I read

19   somewhere doing the research that you actually --

20   you can, unless it's prohibited by your Charter,

21   you can produce documents that are not specified

22   in 2-513.

23   MR. MCFARLAND: Sure. We could, Your

24   Honor --

25   THE COURT: You have to produce what's

1   required by 2-513.

2   MR. MCFARLAND: Correct.

3   THE COURT: You can always give more,

4   I think.

5   MR. MCFARLAND: But the concern for a

6   publically traded company, Your Honor, to give

7   certain information that the rest of the

8   shareholders don't have to one shareholder?

9   That's not -- I don't think that would be

10   appropriate for a publically traded company to

11   favor one shareholder.

12   THE COURT: All right. Well, I get

13   that argument.

14   MR. MCFARLAND: Yeah.

15   THE COURT: But that's different than

16   what books of account means. That's what I'm

17   struggling with.

18   MR. MCFARLAND: Right. And I think,

19   Your Honor, that this Court can -- and I recognize

20   we're here on a Motion to Dismiss. And we'll take

21   the allegations as true, but this isn't a case

22   about allegations. This is a request for

23   production dressed up as a Complaint because there

24   isn't litigation for the request of production to

25   be made in, quite frankly.

1   THE COURT: There's what?

2   MR. MCFARLAND: Because there's not a

3   litigation, a pending litigation otherwise for

4   this request for production to be made in.

5   So the Complaint is asking this Court

6   to order us to produce things. It cites the

7   Statute but gives no precedent that any of the

8   things requested here fall under the Statute. And

9   we do know from the Court of Appeals in Oliveira

10   that Maryland's law is different from, say,

11   Delaware's. It is more restrictive. Oliveira --

12   THE COURT: I don't think Oliveira

13   helps us much at all.

14   MR. MCFARLAND: Well, it at least

15   gives -- it's fairly recent and it does at least

16   reference the Statute, Your Honor.

17   THE COURT: It might reference the

18   Statute, but --

19   MR. MCFARLAND: I mean -- and we can

20   go one by one, Your Honor, or the Court can -- I

21   think that is what has to be done here.

22   What we're saying is we looked at this

23   request. I mean, first there was a letter request

24   made to us. We responded to that in writing on

25   January 10th. And then when Stilwell Activist

1   didn't like the response, they filed this

2   Complaint.

3   And what we're saying to the Court is,

4   when you look at Schedule A, the 13 -- not

5   including subparts, items that are requested, none

6   of those fall within the definition in 2-513

7   Subsection 1, the Corporation's books of account

8   and its stock ledger. And we've provided the

9   stock ledger. No dispute about that.

10   THE COURT: Okay.

11   MR. MCFARLAND: I'm just -- Your

12   Honor, I know you're pondering this and if there

13   are any questions the Court has, I don't want to

14   repeat myself. I --

15   THE COURT: I don't have any questions

16   right now.

17   All right. Thank you, Mr. McFarland.

18   MR. MCFARLAND: Thank you.

19   THE COURT: All right. Mr. Sher?

20   MR. SHER: Thank you, Your Honor.

21   I think Your Honor is right and Mr.

22   McFarland is right. There's no definition in the

23   case law and the Court of Appeals, the Court of

24   Special Appeals really hasn't defined anything

25   yet. We've all cited the cases, Oliveira, Judge

1   -- I guess it was Judge Adkins writing for the

2   majority.

3   THE COURT: I'm sorry?

4   MR. SHER: In Oliveira, the Court

5   didn't really define it.

6   THE COURT: Not that I saw.

7   MR. SHER: The only case I think

8   that's helpful for Your Honor today is the 1910

9   case of Wight, Wight v. Heublein. And it sort of

10   gets to something Your Honor said a few moments

11   ago.

12   In that case, and it's going back to

13   -- you have to be old enough to remember what a

14   demurer is. But in that case the Court of Appeals

15   remanded the case because the lower Court had

16   decided the issue was a matter of law based on the

17   pleadings and the Court of Appeals said, no,

18   you've got to send it back because you have to

19   have a record. A demurer is not a proper way to

20   resolve this issue.

21   And I would suggest, Your Honor, and

22   I'll go through the Statute in a moment, that

23   books of account may mean one thing if you have a

24   closely held family business. If I'm running a

25   snowball stand on Joppa Road, books of account

1   means one thing.

2   But if I'm a publically traded company

3   listed on the NASDAQ, subject to the SEC

4   requirements and I've gone out and taken public

5   money from clients such as mine and other people,

6   what books of account are in that instance has got

7   to be different than the books of account in a

8   small family owned business. It just has to be.

9   But I don't think Your Honor can make

10 that ruling as a matter of law today. I think

11 this is a Motion to Dismiss. I think it has to be

12 denied. And I think some focused discovery would

13 be appropriate.

14   So for instance, Your Honor, when you

15 look at 2-512 and 2-513 as we say in our papers,

16 if books of account simply meant that you give up

17 the 10K which by the way, Your Honor, you or your

18 clerk can get on the internet right now, go to

19 EDGAR, you could get the 10K. You could get what

20 anyone else in the world can get, which is what he

21 gave us.

22   But if books of account meant the same

23 thing as I think the term is annual statement of

24 affairs, why did the Legislature put it in there?

25 It had to have some meaning other than just what

1   we were given.

2   So it seems to me you need a little

3   bit of discovery to figure out, okay, this is a

4   big -- it has real estate holdings throughout the

5   United States. What are its books of account

6   against that. What does it maintain against that?

7   You can then go through the 13 categories.

8   And I can suggest, Your Honor, if you

9   look at the 10K in the footnotes, the things we

10   are asking for I can tie to a footnote in the 10K.

11   So it's not as if these aren't relevant to what

12   was already publically disclosed.

13   You've disclosed that there was an

14   insider deal for this Sea Turtle. You disclosed

15   that you wrote down the value. There's litigation

16   pending where they have fired Mr. Wheeler and he's

17   cross claimed them alleging that there are -- the

18   financial statements are incorrect.

19   So against that backdrop which is what

20   you would hear if we gave you a record, you could

21   then say, okay, two things the Court could decide

22   at that point in time.

23   I find this is what books and records

24   means for a publically traded company. And if

25   there's truly a legitimate concern about

 1   confidentiality, there is a case that says Your

 2   Honor could fashion relief and require that we

 3   sign a confidentiality agreement. And I forget --

 4   I think that's the Hogan case, Your Honor, that we

 5   cite to.

 6   THE COURT: Right.

 7   MR. SHER: So you would have that

 8   ability, but you'd have to have a record.

 9   And I might suggest something else,

10   Your Honor. 85 percent of the REITs in the United

11   States are incorporated in Maryland.

12   THE COURT: I'm sorry?

13   MR. SHER: 85 percent of the Real

14   Estate Investment Trusts are incorporated in

15   Maryland. Maryland is to REITs what Delaware is

16   to corporations. I think Your Honor's ruling is

17   going to have a wider impact than just this case.

18   It could go up on appeal. I think you need a

19   record.

20   And I think at this point in time,

21   Your Honor, in light of that, I don't see how you

22   can do anything other than -- with all due

23   respect, never tell a judge what to do --but I

24   don't see how you can do anything other than just

25   deny the motion. Let's have a -- we can expedite

1   this matter as quickly as you can.

2   Mr. McFarland and I can meet. We can

3   agree on some narrow discovery and then we can

4   come back and have a hearing and you'd have a

5   record and then you could make a ruling.

6   THE COURT: All right.

7   MR. SHER: Thank you, Your Honor.

8   THE COURT: Thank you, Mr. Sher.

9   Mr. McFarland --

10   MR. MCFARLAND: Yes, Your Honor.

11   THE COURT: Anything further?

12   MR. MCFARLAND: This isn't a case for

13   discovery. This is a Complaint that says we

14   requested these documents, you didn't give them to

15   us and asking the Court to order us to give them.

16   I say to the Court, with all due

17   respect, the Court can look at the items requested

18   and find under the Statute that they are not books

19   of account and therefore dismiss the Complaint

20   because what is being demanded are not books of

21   account.

22   And with all due respect, if it's

23   public information that the Plaintiff is seeking,

24   then he has access to it. He doesn't need us to

25   produce it. The problem is --

1   THE COURT: I think he wants more than

2   what's public.

3   MR. MCFARLAND: Exactly. He wants

4   more for his purposes that we don't give to all of

5   the shareholders.

6   THE COURT: Maybe you have to. That

7   doesn't really --

8   MR. MCFARLAND: The SEC is very clear

9   what we --

10   THE COURT: That begs the question,

11 doesn't it?

12   MR. MCFARLAND: No. The Statutes in

13 the SEC set forth what we have to give to all of

14 the shareholders, and we comply with that. This

15 isn't a claim that we withheld something that

16 should have gone to all of the shareholders.

17   This is a claim for specific --

18   THE COURT: I don't know if -- if

19 that's your argument that the Maryland Law is

20 equivalent to the SEC requirements, you're going

21 to have to brief that one because --

22   MR. MCFARLAND: I'm not saying it's

23 equivalent.

24   What I'm saying is, what we are

25 required to do is governed by the SEC and Maryland

1   law.

2   THE COURT: Yeah. And they might be

3   different.

4   MR. MCFARLAND: They may be. But

5   we're here under 2-513.

6   THE COURT: Right. Right.

7   MR. MCFARLAND: And what I've since --

8   THE COURT: So maybe you did comply

9   with the SEC. That doesn't address the question

10   whether you complied with Maryland corporate law

11   2-513.

12   MR. MCFARLAND: Right. But this Court

13   can look at these requests and find as a matter of

14   law at this point in the proceeding that they are

15   not within books of account or -- they're

16   obviously not a stock ledger.

17   I don't know what discovery we're

18   going to do that's going to help this Court

19   determine whether these 13 items, including

20   personnel files and things relating to claims

21   could possibly be books of account.

22   The Plaintiff has submitted a

23   Complaint that asks for these items and I think

24   this Court can look at them and say no, these are

25   not what the Statute is requiring for a

1   shareholder -- admittedly this is under 513 with a

2   shareholder of 5 percent or more.

3   THE COURT: All right. Thank you, Mr.

4   McFarland.

5   Well, the issue is whether the

6   documents requested by the Plaintiff are, "books

7   of account" under the Corporations and

8   Associations Article Section 2-513A1.

9   The term "books of account" is not

10   defined in the Statute or under Maryland case law

11   that this Court could find or that the parties

12   have cited to the Court.

13   One of the parties referenced the

14   treatise by James J. Hanks, Jr. entitled Maryland

15   Corporation Law. That treatise is cited favorably

16   by the Court of Special Appeals in Hogans versus

17   Hogans Agency, Inc. 224 Maryland App. 563 at page

18   573, decided by the Court of Special Appeals in

19   2015.

20   So since the Court of Special Appeals

21   cited this treatise, so will I. In this treatise

22   entitled Maryland Corporation Law by James Hanks,

23   Section 7.18 the Court discussed the requirement

24   under Section 2-513 that stockholders -- and,

25   again, there's no dispute that this stockholder

1   Plaintiff held the stock of at least 5 percent for

2   at least six months. That requirement has not

3   been raised as an issue.

4   In any event, back to Mr. Hanks'

5   Maryland Corporation Law. Such a stockholder who

6   holds 5 percent of the stock for at least six

7   months may, on written request, inspect and copy

8   during usual business hours the corporation's

9   books of account and its stock ledger.

10   The Court discussed a predecessor

11 Statute and the right to inspect the "accounts" of

12 the corporation.

13   This is in Weihenmayer versus Bitner

14 which the Court said: The right to inspect the

15 accounts of the corporation is unconditional and

16 unqualified. The stockholder has the right to the

17 information contained in the accounts of the

18 transactions of the corporation and he has a right

19 to obtain this information by his own personal

20 inspection of them.

21   He is not required to accept anything

22 else in lieu of or as a substitute for this

23 personal examination. If this be denied him, an

24 action for damages would be a very inadequate and

25 imperfect remedy.

1   Further down the Court said: The

2   intention of the Statute was that the stockholder

3   should have a full opportunity of informing

4   themselves of the business of the corporation and

5   that nothing should be concealed from them.

6   The Statute recognized the fact that

7   the stockholders were the owners of the property

8   of the corporation and not the President and

9   Directors.

10   A little further along, still in

11   Section 7.18, the Treatise states: The meaning of

12   the statutory term "books of account" is not

13   clear. However, it is likely especially because

14   of the use of the word "account" that the term

15   refers only to financial records and not to other

16   corporate records.

17   It is clearly broader than the annual

18   statements of affairs that may be inspected by any

19   stockholder.

20   And then further along still in

21   Section 7.18 the treatise states: Section 2-512

22   and 2-513 were intended to strike a delicate

23   balance between a shareholder's right to inspect

24   his company's records and management's need to

25   conduct day to day business without undue

1   interference.

2   Section 2-513 recognizes that

3   stockholders with a larger and longer stake in the

4   corporation have the right to more information

5   than smaller, newer stockholders.

6   So that gives me a framework, although

7   it still doesn't answer the specific question

8   about what is meant by books of account. I would

9   certainly agree with Mr. Hanks' treatise that it

10 is not clear.

11   I'm looking at Schedule A, the request

12 for documents by the Plaintiff in this case and

13 it's not clear to this Court whether some of the

14 requests are included in the "books of account" of

15 the Defendant. I think some of them clearly are

16 not, such as, as Mr. McFarland said, materials

17 regarding the resignation of Directors or the

18 hiring of the Directors or materials reviewed by

19 the Board with respect to employment agreements of

20 Directors or employees.

21   There are, however, a number of

22 financial materials requested concerning this Sea

23 Turtle project that may or may not be books of

24 account. I don't know and I don't think I can

25 determine it just based on the Complaint itself.

1   And, again, I go back to my point with

2   Mr. McFarland. We're here on a Motion to Dismiss.

3   I cannot make findings of fact at this procedural

4   juncture.

5   So I agree with Mr. Sher's argument

6   that there is some limited discovery that needs to

7   create a record as to these documents and

8   materials that have been requested in order to

9   determine whether they are "books of account".

10   So we're here on a Motion to Dismiss.

11   There hasn't been really any item by item analysis

12   or request that I do an item by item analysis of

13   each one of these requests which I think will need

14   to be done at some point when there's a record

15   that has been created.

16   So, again, given the fact that this is

17   a Motion to Dismiss and I cannot determine just

18   based on the allegations that are in the Complaint

19   as to what is or what is not requested that is

20   considered books of account, the Motion to Dismiss

21   is denied.

22   However, I will limit discovery at

23   this point. I won't order that the Defendants

24   produce any of these records at this time. But,

25   counsel, you may conduct limited discovery to

1   determine what may or may not be factually

2   included in the books of account of the

3   corporation. So discovery at this point is

4   limited to determining what -- which of these

5   materials would be included in the books of

6   account.

7   There might be some -- I'm sure there

8   will be disagreement between the parties as to

9   what constitutes the books of account. So I guess

10   we'll have to deal with those issues as they come

11   up.

12   But you can at least, I think without

13   the documents being produced, should be able to

14   get testimony from the corporate directors or

15   employees as to how these records are kept, what

16   records they have, when they were created, who

17   created them, that sort of factual determination

18   as to what is a books of account.

19   I would think factually what is a

20   books of account has changed a lot over the years

21   since these Statutes were written and now we have

22   Quickbooks and computers and all that stuff.

23   There's just not a simple ledger any more.

24   So I'll leave it to you guys to figure

25   it out from this point, at least as to what

1   factual record you want to create, if you want to

2   have the Court decide this as a matter of law.

3   I'm not inviting the Motion for

4   Summary Judgment, but I'm suggesting that might be

5   the way to proceed once there's a record that can

6   be made as to each one of these items, what they

7   are.

8   And maybe this will be the case that

9   defines what is a -- what is meant by books of

10   account. I'm always surprised when these cases

11   come up I have hearings and it hasn't been decided

12   before. You'd think everything was decided by

13   now.

14   But in any event, it's an interesting

15   question. Thank you for your memos and your

16   presentations.

17   MR. SHER: Thank you, Your Honor.

18   MR. MCFARLAND: Thank you, Your Honor.

19   MR. FLEMING: Thank you, Your Honor.

20   THE COURT: Thank you.

21   So the Motion to Dismiss is denied. I

22   guess I'll sign an Order saying the parties are

23   allowed limited discovery as to determination of

24   what is meant by the books of account.

25   MR. SHER: Would you want us to submit

1   an Order or --

2   THE COURT: You can. I'm going to let

3   you -- I usually do them myself. I don't want to

4   put you to the trouble, but since it could be

5   questionable as to if you -- see if you can agree

6   on what the limited discovery would be.

7   Because if you can submit an Order

8   that you both -- it wouldn't be a Consent Order

9   because I don't want you to give up -- anybody

10   give up their rights of appeal. But if you both

11   at least approve the form, given the order that --

12   ruling that I've made, you might be able to come

13   up with an agreeable order.

14   MR. SHER: I would only put in the

15   order limited discovery and then the two of us can

16   work on what it means later. I think that's best.

17   MR. MCFARLAND: I was going to say,

18   Your Honor, I think I'd rather have two orders.

19   Because we may well need to come to the Court,

20   frankly, on what --

21   THE COURT: We can do it in one Order.

22   I'll do the order.

23   MR. SHER: You should do the Order,

24   Your Honor.

25   THE COURT: I'll do it.

1   MR. SHER: You can already tell, this

2   is one for you.

3   THE COURT: I'll do it.

4   All right. Any other questions or

5   anything else I can address today?

6   MR. SHER: Thank you, Your Honor.

7   MR. MCFARLAND: No, Your Honor. Thank

8   you very much.

9   THE COURT: Thank you. All right.

10   Court's in recess.

11   (Proceedings concluded at 10:09 a.m.)

12

13

14

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1   INDEX

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1

2   CERTIFICATE OF TRANSCRIBER

3   STATE OF MARYLAND

4   BALTIMORE COUNTY:

5   I hereby certify that the above-entitled

6   proceedings heard in the Circuit Court for

7   Baltimore County on the above-mentioned date were

8   recorded by means of audio recording.

9   I certify that the foregoing is a true and

10   accurate transcription of the proceedings

11   indicated as transcribed by me.

12   I further certify that I am not a relative

13   of or an employee of any of the parties herein and

14   that I have no interest in the outcome of the

15   proceedings.

16   As witness whereof, I have affixed my

17   signature this 5th day of November, 2019.

18   *Paula Eliopoulos*

19   _____

20   Paula J. Eliopoulos

21   Court Reporter/Transcriber

22

23   My Commission Expires:

24   June 15, 2020

25

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3

4

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9

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IN THE CIRCUIT COURT FOR
BALTIMORE COUNTY, MARYLAND

STILWELL ACTIVIST INVESTMENTS, L.P., 111 Broadway, 12th Floor New York, NY 10006,	Case No. _____
Plaintiff,	**COMPLAINT**
-against-	
WHEELER REAL ESTATE INVESTMENT TRUST, INC. Riversedge North 2529 Virginia Beach Boulevard Virginia Beach, Virginia 23452, **SERVE ON:** Cogency Global Inc. 1519 York Road Lutherville, Maryland 21093	
Defendant.	

Plaintiff Stilwell Activist Investments, L.P., by and through its undersigned attorneys, as and for its Complaint against Defendant alleges as follows:

PRELIMINARY STATEMENT

1.   Plaintiff is the largest shareholder in Wheeler Real Estate Investment Trust, Inc. ("Wheeler" or the "Company"), a Maryland corporation, that now operates under a cloud of failure. Wheeler's share price plunged by 90% in 2018, as its CEO was terminated for cause, the Company stopped paying a dividend to common holders and then defaulted on its dividend obligations to preferred shareholders. In an effort to better understand Wheeler's finances, as well as the Company's internal financial controls, which appeared weak and inadequate, Plaintiff served a demand to inspect its books. Long ago, in *Weinhenmayer v. Bitner*, 88 Md. 325, 328, 42

A. 245, 248 (1898), the Maryland Court of Appeals announced that "all the transactions should be fully, fairly, and correctly stated, and that these statements should at all times be open to the inspection of the stockholders…[who] were the owners of the property of the corporation, and not the president and directors." This view was re-confirmed in *Wright v. Heublein*, 111 Md. 649, 652, 75 A. 507, 510 (1910), where the Court observed, "[t]he right of inspection rests upon the proposition that those in charge of the corporation are merely the agents of the stockholders, who are the real owners of the property...." The Board at Wheeler took a different view, rebuffing Plaintiff's bid to obtain any data beyond Wheeler's public filings. Plaintiff now seeks to compel an inspection under Section 2-513 of the Maryland General Corporation Law.

THE PARTIES AND RELATED ENTITIES

2.   Plaintiff Stilwell Activist Investments, L.P. ("Stilwell") is a Delaware limited partnership with its principal place of business in New York. Plaintiff is the record holder of 550,000 shares of Wheeler common stock, representing approximately 6% of the issued and outstanding shares. It has held those shares of record since June 2017. Plaintiff's affiliated private investment partnerships beneficially own another 369,540 shares. Plaintiff and these affiliated funds own in the aggregate 9.8% of the common stock of Wheeler, making them Wheeler's largest stockholder.

3.   Defendant Wheeler is a Maryland corporation with its headquarters in Virginia. The Company's shares are traded on the NASDAQ Capital Market under the ticker symbol "WHLR." The Company owns and manages a portfolio of shopping centers and other real estate assets located in the Southeast, Southwest and Mid-Atlantic States. It is structured as a real estate investment trust, commonly referred to as a REIT.

JURISDICTION AND VENUE

4.   The Court has jurisdiction over this action pursuant to Md. Code Ann., Cts. & Jud. Proc. § 1-501, and it has personal jurisdiction over the Defendant pursuant to § 6-102 because the Company is organized under the laws of this State.

5.   Venue for this action is proper in Baltimore County, Maryland pursuant to Md. Code Ann., Cts. & Jud. Proc. § 6-201 because the Company carries on a regular business in Baltimore County and the Company's principal office in this State is in Baltimore County.

FACTUAL BACKGROUND

6.   The Company was formed as a Maryland corporation on June 23, 2011, named for its founder and then CEO, Jon S. Wheeler. The Company issued shares to investors through an initial public offering in November 2012. The Company enjoyed success in its early years, with its share price reaching a high of $54.72 per share in December 2012, a 30% increase from the IPO price of $42 per share (after accounting for the 1-for-8 reverse split in WHLR stock in November 2012). Over the past several years, the Company has suffered from a myriad of problems, with its stock price declining to $0.89 per share on December 31, 2018. According to the Company's most recent Form 10-K, the sum of $100 invested in Wheeler shares in November 2012 would be worth a mere $36.39 in December 2017, while an investment in an index of REITs that includes retail and shopping centers would be worth $159.85. The value of the Company's shares has declined by more than 80% since December 2017, magnifying the losses suffered by a hypothetical IPO investor.

7.   Plaintiff and its affiliated funds (the "Stilwell Funds") have owned shares of the Company since at least June 2017. The Stilwell Funds have been the Company's largest independent stockholder since at least August 2017 and hold more shares than the Company's directors combined. In July 2017, Plaintiff filed its initial Schedule 13D with the SEC disclosing

its ownership of 535,499 shares, purchased at an average price of $9.71 per share, as well as the share ownership of the other Stilwell Funds. As the Company's shares declined in value, Plaintiff chose to nominate three qualified candidates for election to the Board of Wheeler at the Company's 2018 annual meeting of stockholders. The meeting was originally scheduled for May 2018, but the incumbent directors chose to resist Plaintiff's bid for Board representation. The Board adjourned the meeting to October 3, 2018 and moved the location 450 miles from the corporate headquarters. The incumbents then used the Company's money to run a smear campaign against the Stilwell Funds. Their tactics proved successful, as Plaintiff could not obtain the requisite votes at the annual meeting. The downward trend in Wheeler's share price accelerated. The Company's shares closed at $4.52 on the day of the annual meeting. By January 2, 2019, the share price had plunged by 82% to $0.83 per share.

8. The Company's financial problems, Plaintiff believes, are the direct result of a dishonest CEO and a Board that was too disengaged and ill-equipped to understand the business that was collapsing around it. The problems have been magnified, Plaintiff believes, by deficiencies in Wheeler's internal controls, a key area in making qualitative assessments of financial data. The Company terminated its founder and CEO, Jon S. Wheeler, for cause in January 2018. At approximately the same time, its CFO resigned, claiming "Good Reason" under his Employment Agreement. Neither departure has been fully explained to stockholders. The loss of these two individuals sent a strong signal that the Company's accounting controls were in disarray. A real estate purchase under Mr. Wheeler's leadership in January 2018, the JANAF Shopping Center, proved calamitous. The ill-advised strategy in the JANAF acquisition was only the most recent in a line of wasteful investments. In April 2018, the Company stopped paying a dividend to common stockholders, a development that came after months of declining dividend payments.

Later in 2018, the Company announced that it was unable to pay dividends on its preferred shares, further impairing the value of the common stock.

9.   Symptomatic of the Company's problems was a related party loan that Wheeler made in late 2016 to a real estate development in Hilton Head, South Carolina called the "Sea Turtle Project." The Company allowed the entirety of the loan to rank junior to a senior lender on the project. The borrower was an entity for which Jon S. Wheeler served as the general partner and in which he had a personal stake. A little over a year later, when Mr. Wheeler needed another loan for the Sea Turtle Project, the Company permitted a second subordination of the loan. Within six weeks after the second subordination, the Company determined that the loan was not collectible and required a large reserve. Plaintiff concluded that these self-dealing transactions, especially the accounting process at the Company and internal controls that led to the loan, both subordinations, and the soon-to-follow write-down, along with other related missteps, required further examination.

10.   Seeking to learn more about the Company's financial problems and internal controls, Plaintiff delivered a request to examine the financial records of the Company on December 20, 2018 (the "Request"). A copy of the Request is annexed as Exhibit A. The Company refused to comply with the Request except to refer Plaintiff to the Company's most recent Form 10-K and the quarterly 10-Q statements for 2018 on file with the SEC, and to provide the Minutes of the Annual Shareholders Meeting of October 3, 2018, and a list of shareholders. The latter items were just for show, as Plaintiff had not requested them.

11.   Plaintiff informed the Company that it had failed to provide a number of documents, such as accounting records relating to the Sea Turtle Project loan and its write-down,

corporate financial records considered in making the loan and/or taking a reserve, among others. The Company declined to budge.

12. As of this date, the Company has not complied with Plaintiff's Request for financial records and thus, Plaintiff filed this suit.


COUNT 1
For Financial Records Pursuant to Maryland General Corporation Law § 2-513


13. Plaintiff repeats and realleges the allegations of the foregoing paragraphs as if fully set forth herein.

14. Plaintiff holds of record more than 5% of the common stock of the Company and has been such a holder for more than six months at the time the Request was delivered.

15. As a stockholder of record holding at least 5% of the outstanding stock of the Company for at least six months, Plaintiff is entitled to inspect for any purpose related to monitoring or protecting its equity investment in the Company.

16. Plaintiff seeks the financial records set forth in its Request to better understand the reasons for the decline in the value of the Company's stock, to evaluate the Company's financial statements and the internal controls related thereto, and to evaluate the Board's stewardship of the Company's financials and the officers entrusted with its day-to-day operations.

17. Plaintiff is not seeking this information for any other purpose, such as competing with the Company. Thus, the request is proper.

WHEREFORE, Plaintiff respectfully prays that the Court:

A. Order that the Company promptly turn over the books and records requested by Plaintiff;

B. Grant such other relief as the Court deems proper.

/s/ *Joel I. Sher*

Joel I. Sher, CPF 7811010312
SHAPIRO SHER GUINOT & SANDLER
250 W. Pratt Street, Suite 2000
Baltimore, Maryland 21201
Tel: (410) 385-4277
Fax: (410) 539- 7611
Email: jis@shapirosher.com

Thomas J. Fleming (*Motion for Special Admission forthcoming*)
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, NY 10019
Tel: (212) 451-2213
Fax: (212) 451-2222
Email: TFleming@olshanlaw.com

Attorneys for Plaintiff Stilwell Activist Investments, L.P.

OLSHAN

1325 AVENUE OF THE AMERICAS • NEW YORK, NEW YORK 10019
TELEPHONE: 212.451.2300 • FACSIMILE: 212.451.2222

December 20, 2018

<u>BY FEDERAL EXPRESS</u>

Wheeler Real Estate Investment Trust, Inc.
Attn: Angelica Beltran, Corporate Secretary
Riversedge North
2529 Virginia Beach Boulevard
Virginia Beach, Virginia 23452

Jon W. Sweet Jr., Chairman
Wheeler Real Estate Investment Trust, Inc.
Riversedge North
2529 Virginia Beach Boulevard
Virginia Beach, Virginia 23452

Re: <u>Shareholder Request for Books and Records from Wheeler Real Estate
Investment Trust, Inc. (the "Company"), a Maryland corporation</u>

Dear Ms. Beltran and Mr. Wheeler:

We are counsel for Stilwell Value Partners VII, L.P., Stilwell Activist Fund, L.P., Stilwell

Activist Investments, L.P., (the "Stilwell Group"). Our clients hold in the aggregate 9.8% of the

common stock of the Company and have held in excess 5% of the outstanding common stock

continuously since June 21, 2017. We write pursuant to Maryland General Corporation Law §§ 2-

512 and 2-513 to demand an inspection of the Company's books of account and statements of

affairs, described in detail on the annexed Schedule A, within twenty days, concerning, *inter alia*,

the Company's investment in the Sea Turtle Marketplace Development (the "Sea Turtle Project"

or the "Project"), the losses suffered by the Company on its investment in the Sea Turtle Project,

the Board's supervision of both Jon S. Wheeler, the former CEO, and the Sea Turtle Project, and

its termination of Mr. Wheeler. The materials requested in this letter should be made available for

inspection within 20 days from your receipt of this letter. For the reasons set forth in detail below,

EXHIBIT

A

OLSHAN FROME WOLOSKY LLP
4831212-5

WWW.OLSHANLAW.COM

these materials are critical to the Stilwell Group's ability to monitor and protect its investment in the Company.

Background to the Demand

The Sea Turtle Project is a part of the redevelopment of an aging shopping center, formerly known as Pineland Station, on Hilton Head Island, South Carolina. The redeveloped facility was renamed the Sea Turtle Marketplace and scheduled to open in the fall of 2018. It is owned by WD-1 Associates, LLC ("WD-1 Associates"), an entity for which Jon S. Wheeler serves as the general partner. Mr. Wheeler served as the CEO of the Company until January 29, 2018.

In September 2016, the Company first disclosed in a Prospectus for Series D Shares (the "Prospectus") that it intended to contribute land worth $1 million, as well as loan $11 million, to the Sea Turtle Project. The Project was described as "81.2% pre-leased with national tenants," with its opening scheduled in two years. The Company's disclosure further advised that the Company would receive leasing fees, property management fees, and asset management fees under its agreements with the Sea Turtle Project.

In November 2016, the Company's Form 10-Q for the quarter ended September 30, 2016, disclosed that on September 29, 2016, the Company had entered into a Note Receivable in the principal amount of $11 million to fund construction for the Project and a Note Receivable in the principal amount of $1 million in connection with the sale of property to the Project. Property records for Beaufort County, South Carolina disclose that the Company also entered into a Subordination Agreement with the Bank of Arkansas as Senior Lender (the "Bank") at the same time. The Bank loaned $16 million to the Sea Turtle Project as a construction loan. Under the Subordination Agreement, the Company's loans in the amount of $12 million were subordinated

4831212-5

to the Bank of Arkansas loan. The Subordination Agreement is signed by Jon S. Wheeler for the Company, as its CEO. Mr. Wheeler also signed for the borrower, WD-1 Associates. The full terms of the Subordination Agreement were not immediately disclosed in the Company's SEC filings, only the fact that the Company had a "2nd Deed of Trust." Nor was the fact that Mr. Wheeler signed for both the borrower and the Company.

The Company's Prospectus and 10-Q confirm that the Sea Turtle Project is structured as a "tenancy in common with multiple investors, including Jon S. Wheeler, our Chairman and Chief Executive Officer, as the current general partner...." According to these SEC filings, Mr. Wheeler's economic interest was 13% and was subordinated to the other equity partners and debt holders. In addition, he personally guaranteed the construction loan with the Bank of Arkansas.

The Sea Turtle Project apparently progressed according to plan in 2017. The Company's Form 10-Q for the quarter ended September 30, 2017, filed November 9, 2017, carried the $12 million Note Receivable in full as an asset of the Company. The Company also carried all fees due from the Sea Turtle Project without reserve. The Company reported no problems or issues with the Project.

Following two major changes in senior management, however, the Company disclosed that the investment was deeply troubled.

On January 4, 2018, Wilkes Graham, the Company's CFO, tendered his resignation. The Company announced his separation by Form 8-K filed January 8, 2018. This initial Form 8-K presented Mr. Graham's resignation without mention of any controversy. Indeed, the filing portrayed his separation as a routine and amicable career change.

Within the month, on January 30, 2018, the Company announced that its Board had terminated Mr. Wheeler as its Chairman, Chief Executive Officer and President. No explanation for the termination was provided. Mr. Wheeler has stated in public reports that the termination was for "Cause," although the Company's SEC filings omit this. Mr. Wheeler's Employment Agreement with the Company defined "Cause" as

> i) disloyalty or dishonesty towards the Company; (ii) gross or intentional neglect in performance of duties; (iii) incompetence or willful misconduct in performance of duties; (iv) substance abuse affecting the Executive's performance of duties; (v) willful violation of any law, rule, or regulation (other than minor traffic violations) related to the Executive's duties; (vi) material breach of any provision of this Agreement or the Company's Code of Ethics, which shall not be cured within 10 days after written notice, or if the breach is not of a nature that can be completely cured within the 10 day period, if the Executive has failed to commence to cure the breach within the 10 day period and has failed to pursue the cure of the breach diligently thereafter; or (vii) any other act or omission which harms or may reasonably be expected to harm the reputation and/or business interests of the Company.

To this day, the Company has not revealed the nature of the "Cause" that led to the Board's decision to terminate Mr. Wheeler. Several events following his removal shed light on the matter.

On February 1, 2018, the Company amended its earlier Form 8-K regarding the CFO's resignation to disclose that Mr. Graham had resigned from his position invoking the "Good Reason" clause in his Employment Agreement, which states:

> "Good Reason" shall mean any of the following: (i) a material breach of this agreement by the Company which shall not be cured within 30 days after written notice; (ii) a material reduction in the Executive's duties or responsibilities without the Executive's consent; (iii) a relocation of the Executive's office to a location more than 30 miles from Virginia Beach, Virginia without the Executive's consent; or (iv) a "Change in Control" (as defined below).

The only conceivable basis for such a claim by Mr. Graham is subpart (i), a breach by the Company. The timing of this disclosure, namely three days after Mr. Wheeler's termination, suggests that Mr. Wheeler had concealed the facts regarding Mr. Graham's separation from the Board and Company counsel.

A few weeks later, on March 7, 2018, the Company filed its Form 10-K for the year ending December 31, 2017. Without explanation or elaboration, the Company disclosed that it had "recognized a $5.26M impairment charge" on its loans to the Sea Turtle Project and fully reserved all accrued and unpaid interest on the Notes. In addition, the Company revealed that its agreement to perform development, leasing, property and management services "was terminated." The Company disclosed that Mr. Wheeler's entity, WD-1 Associates, had terminated these contracts, but gave neither a reason, nor a date, for the termination. All amounts due under these contractual arrangements, approximately $390,000, were fully reserved. For the first time, the Company provided disclosure of the full terms of the Subordination Agreement with the Bank of Arkansas, and the impact of subordination on the Note Receivable. The Company thus disclosed that the "estimated fair market value of the development at stabilization at a future date will not provide for the cash required to repay the entire note receivable due the Company in the event of a sale." The Company also revealed that "[i]f the holder of the 1st deed of trust proceeds to foreclosure, this may have an adverse effect on assumptions used in the Company's fair value analysis leading to further impairment." In other words, the borrower, WD-1 Associates, was unable to pay the balance of its loan. Moreover, in the event of a foreclosure, the entire Note Receivable, approximately $12 million, would be lost. The Company did not disclose any issues or problems with the Project. The disclosure suggests that the Project was proceeding as planned, but the

Company recently learned that the borrower, WD-1 Associates, simply lacked the means to pay, even assuming the Sea Turtle Project was fully leased.

Our review of the real property records of Beaufort County has revealed material information not contained in any Company SEC filings. In November 2017, the Company modified its Subordination Agreement with the Bank of Arkansas to allow the Bank to loan an additional $4 million to WD-1 Associates, with the Company's $12 million loan subject to subordination to the new $4 million loan. The amendment harmed the Company by making the prospect of repayment even more remote. Once more, Mr. Wheeler signed for both the borrower and the Company. Was the Board fully informed about this further subordination? Did Mr. Wheeler deceive the Board into believing that the Note Receivable would not be impaired if another $4 million were loaned in a senior position? We question whether any competent Board acting in good faith would allow this additional subordination for no consideration if it were informed of the harmful impact on the Company's loan. Moreover, the further subordination was never disclosed and a scant six weeks later, as of December 31, 2017, the Company had to recognize the $5.26M impairment on the Sea Turtle loans.

The Board's laissez faire approach, or perhaps its domination by Mr. Wheeler, is underscored by the curious events surrounding the Employment Agreements awarded to Mr. Wheeler and his management team in March 2016. These agreements set the stage for the losses that the Company suffered through its misguided loan in September 2016.

On March 16, 2016, the Company filed a Form 8-K with the SEC disclosing that it had entered into long term employment contracts with Jon S. Wheeler and three other members of senior management, Steven M. Belote, Chief Operating Officer; Robin Hanisch, Corporate

Secretary; and Wilkes J. Graham, Chief Financial Officer (collectively, the "Employment Contracts"). These Employment Contracts required Board approval, which no doubt occurred on March 14, 2016, the date the contracts were signed. Mr. Wheeler received a three-year Employment Contract with a base compensation of $475,000 per annum. On the same date, the senior management team listed above also received three-year Employment Contracts. Mr. Belote and Ms. Hanisch were long term employees of the Company (or its affiliates), closely associated with Mr. Wheeler. Mr. Graham was recruited by Mr. Wheeler to join as CFO in January 2016.

None of these executives came close to serving the full term of his or her respective Employment Contract. Within weeks of the execution of these Contracts, Mr. Belote left the Company after his position was eliminated. The Board should have known that his position would soon be eliminated when it entered into his contract. If the Board was not informed of this development, then it seems likely that Mr. Wheeler deceived the Board. Was Mr. Belote's three-year contract, with its lucrative severance provision, a payoff of some kind in order to obtain his silence and/or cooperation? If so, for what?

In December 2017, the Company terminated Ms. Hanisch, without explanation. She, too, received a significant severance payment under her contract. In early January 2018, approximately two weeks later, Mr. Graham resigned as the CFO claiming "Good Reason." Later that month, the Board terminated Mr. Wheeler for cause.

How could the Board have entered into long term contracts with a senior management team that left the Company so soon thereafter? Why did three members leave within weeks of each other, two terminated by the Board and a third alleging "Good Reason"? Without knowing any information to the contrary, these severance payouts could appear to be some kind of "payoff" to former long-term and/or high-up employees for their silence. It appears that the Board acted cavalierly in executing these contracts without fully considering the information before it. This is borne out by the swift departure of the individuals as described above. Furthermore, on March 11, 2016, just three days before the Employment Contracts were approved, Ann McKinney resigned as a director. It seems likely that this director did not approve of these contracts and her removal from the Board was intended to facilitate their approval. Did Mr. Wheeler play a role in her resignation? Did she express concerns about these contracts? Perhaps the Board was warned of issues regarding Mr. Wheeler and/or those contracts (or his contract alone) but chose to close its eyes.

Potential Claims

In short, the Company advanced $12 million to a real estate development project in which its CEO, Jon S. Wheeler, had a major financial interest, relying on forecasts that it was making a sound investment. Those forecasts were likely prepared by Mr. Wheeler or under his supervision. He also signed an amendment to the Subordination Agreement that further subordinated the Company's loan in the amount of $4 million. Just 15 months later – and less than six weeks after the further subordination – the Company's investment was impaired, and Mr. Wheeler had been terminated – possibly for cause. These events call into question the conduct of the Company's Board of Directors, as well as that of Mr. Wheeler, and perhaps the now former CFO, Graham Wilkes. Among the areas that are appropriate for further inquiry are the nature and extent of the Board's supervision of Mr. Wheeler. If Mr. Wheeler made full disclosure of his conflicts when Company funds were advanced, then who evaluated the Sea Turtle Project for the Board and upon what information did they rely? Did the Board properly vet that information with an independent third party or did it rely upon Mr. Wheeler's own analysis in deciding whether the Company should loan $12 million to a Jon Wheeler-controlled project? To what extent did the Board monitor Mr. Wheeler's activities involving of the Sea Turtle Project, including the alleged agreements that were to provide a substantial source of revenue to the Company?

The Company's failure to disclose the full terms of the Subordination Agreement also raises questions regarding Mr. Wheeler's candor or alternatively, the Board's failure to vet the related party deal. The Company's public filings indicate that a significant reason for the impairment charge was the fact that the Company's loan was subordinated to a senior lender. We question whether the fair market value analysis that the Board relied upon in authorizing the $12 million loan took into account the nature of the subordinated relationship. Why would the Company lend $12 million to a Borrower that lacked the income stream to pay back the loan?

These concerns are deepened by the amendment to the Subordination Agreement executed in late November 2017. Who approved the amendment and why? What, if anything, did Mr. Wheeler tell the Board about this amendment? Did the Company and/or the Board know that the Note Receivable would be impaired by additional subordination? If so, why did the Company and/or the Board agree to impair its loan without receiving any consideration from the borrower or the senior lender? If not, why was the Company and/or the Board not advised of these consequences? What role did Mr. Wilkes and Ms. Hanisch play in these events, and were their departures related to this?

The Company's public filings indicate that its agreements with the borrower for leasing, property management, and related fees, provided a strong rationale for its investment in the Project. The agreements, however, are now terminated, and the Company has not disclosed how or why

4831212-5

they were terminated. Did the Board approve contracts that were terminable at will by the borrower? The Board should be held accountable for its failure to supervise the execution of agreements if it left the Company at the mercy of Mr. Wheeler to award these contracts to others.

The Company's approval of employment agreements within days after Ms. McKinney's unexplained resignation also raises questions whether the Board was notified of concerns about Mr. Wheeler and his senior management team. The Board's decision here has caused significant harm to the Company as the entire team left mid-contract, with two terminated by the Board.

The events surrounding the loan to the Sea Turtle Project and the agreements with the project also provide strong evidence that Mr. Wheeler breached his fiduciary duty to the Company by orchestrating a loan that the borrower could not repay and agreements that favored the borrower, all while he had a financial interest in the borrower.

For these, and other reasons, we believe that the Company may have valid claims against Jon Wheeler for breach of fiduciary duty and fraud. In addition, the Company may have valid claims against the directors who served in 2016 and 2017 based on their decision to award Mr. Wheeler a long term contract, their failure to supervise Mr. Wheeler, and the dereliction of duty that allowed the Company to make a foolish loan to an entity in which Mr. Wheeler had a large financial interest. The documents sought in the annexed schedule are vital to our clients' ability to evaluate these claims as well as monitor the Board's conduct as fiduciaries. Under Maryland law, they must be produced within twenty (20) days.

Sincerely,

Thomas J. Fleming

4831212-5

cc: E.J. Borrack, Esq.

SCHEDULE A

1.   All materials reviewed or considered by the Board or any Committee thereof in connection with the decision to loan approximately $12 million for the Sea Turtle Project,* including any materials regarding the Subordination Agreement, with the Bank of Arkansas (the "Subordination Agreement").

2.   All financial analyses prepared for or considered by the Company in connection with its decision to loan approximately $12 million to the Sea Turtle Project.

3.   All materials reviewed or considered by the Board or any Committee thereof in connection with the decision to amend the Subordination Agreement in November 2017.

4.   All financial analyses prepared for or considered by the Company in connection with its decision to amend the Subordination Agreement for the Sea Turtle Project.

5.   All financial analyses prepared for or considered by the Company in connection with its decision to take an impairment charge on the Sea Turtle Project.

6.   All materials reviewed or considered by the Board or any Committee thereof in connection with its decision to terminate Mr. Wheeler, including without limitation, any notice(s) provided pursuant to his Employment Agreement.

7.   All materials relating to Mr. Graham's claim that he terminated his employment for "Good Reason" under his Employment Agreement, including any notice(s) provided by Mr. Graham.

---

* The term "Sea Turtle Project" refers to WD-1 Associates, LLC and its affiliates.

4831212-5

8.   All agreements between the Company and the Sea Turtle Project, including between or among any affiliate of either, including any agreements involving leasing, asset management, or property management (the "Sea Turtle Agreements").

9.   All documents relating to the termination of the Sea Turtle Agreements.

10.   All agreements between the Company and WD-1 Associates, LLC, or any affiliate of either.

11.   All communications and documents relating to the resignation of Ann McKinney as a director and/or employee of the Company.

12.   All material reviewed or considered by the Board, or any Committee thereof, regarding its decision to approve the Employment Agreements awarded to Messrs. Wheeler, Graham and Belote and Ms. Hanisch in March 2016.

13.   All Board and Committee minutes that relate to or discuss any of the following:

   a) The loan(s) to the Sea Turtle Project;

   b) The Sea Turtle Agreements;

   c) The Subordination Agreement or its amendment;

   d) The termination of Mr. Wheeler;

   e) The separation of Mr. Graham; or

   f) The resignation of Ann McKinney and/or her separation as an employee.